UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of

                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                                                  Date examination completed:
811-8644                                                                                                December 17, 2004
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2. State identification Number:
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      AL                   AK                    AZ                   AR                   CA                   CO
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      CT                   DE                    DC                   FL                   GA                   HI
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      ID                   IL                    IN                   IA                   KS                   KY
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      LA                   ME                    MD                   MA                   MI                   MN
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      MS                   MO                    MT                   NE                   NV                   NH
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      NJ                   NM                    NY                   NC                   ND                   OH
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      OK                   OR                    PA                   RI                   SC                   SD
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      TN                   TX                    UT                   VT                   VA                   WA
      -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
      WV                   WI                    WY                   PUERTO RICO
      -------------------- --------------------- -------------------- -------------------------------------------------------------
      OTHER (specify):
      -----------------------------------------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:
Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):
3435 Stelzer Road, Columbus, Ohio 43219-8001
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Variable Insurance Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Fifth Third Quality Growth VIP Fund, Fifth Third Balanced VIP Fund, Fifth Third Disciplined Value VIP Fund, and Fifth Third Mid Cap VIP Fund's (the Funds), (four portfolios of the Variable Insurance Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 17, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 17, 2004, and with respect to agreement of security purchases and sales, for the period from April 16, 2004 (the date of our last examination), through December 17, 2004:

- Confirmation, or other procedures as we considered necessary, of all securities held by institutions in book entry form by the Federal Reserve Bank of Cleveland, and the Depository Trust Company, without prior notice to management.

- Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

- Reconciliation of all such securities to the books and records of the Funds and Fifth Third Bank;

- Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank's records; and

- Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 17, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
February 11, 2005


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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Fifth Third Quality Growth VIP Fund, the Fifth Third Balanced VIP Fund, the Fifth Third Disciplined Value VIP Fund and the Fifth Third Mid Cap VIP Fund (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 17, 2004, and from April 16, 2004 through December 17, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 17, 2004, and from April 16, 2004 through December 17, 2004 with respect to securities reflected in the investment account of the Funds.

Variable Insurance Funds

/s/ Adam S. Ness

Adam S. Ness
Treasurer